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                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of October 2003
                 ------------

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                         ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.





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                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 24 October 2003                          FLETCHER CHALLENGE FORESTS LIMITED
                                              ----------------------------------


                                                         /s/ P M GILLARD
                                                         -----------------
                                                         P M GILLARD
                                                         SECRETARY



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[FLETCHER CHALLENGE FOREST LOGO]


                                 MEDIA RELEASE



                    FLETCHER CHALLENGE FORESTS SEEKS JUDGMENT
                      ON PROPER ASSET SALE APPROVAL PROCESS

Auckland, 24 October 2003 - Fletcher Challenge Forests Limited (FCF) applied to the High Court today for a declaratory judgment as to whether an ordinary or special resolution will be required to be put to its shareholders in the event its Directors recommend a sale of forest assets owned by its subsidiary companies.

The NZX has advised the Company that the Listing Rules require an ordinary resolution, unless a special resolution is required by the Companies Act. On the basis of advice received from two independent legal advisors on this issue, FCF has concluded that under the Companies Act the proposed transaction is required to be approved only by an ordinary resolution of FCF's shareholders. It has also concluded that it would be improper for the Board to unilaterally impose the higher threshold of a special resolution when that is not required by law. To do so would infringe the rights of shareholders who support the transaction to have it approved by ordinary resolution.

The Company is aware that some of its shareholders are of the view that the any forest sale proposal should be put to them as a special resolution, requiring a 75% majority for approval. It is also aware that other shareholders hold the contrary view that only an ordinary resolution is required. Given that the Courts have not considered the application of the relevant statutory provision to date, and because of the size of the proposed transaction and the existence of conflicting views held by shareholders, FCF considers that the appropriate path forward is for it to seek a declaratory judgement from the High Court as to which shareholder resolution threshold is required.


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TO:          BUSINESS EDITOR                 FROM:                PAUL GILLARD
                                             Company Secretary & General Counsel
Fax/Email:   AUTO                            FLETCHER CHALLENGE FORESTS LTD

                                             Telephone:           64-9-571 9846
                                             Fax:                 64-9-571 9872

    PLEASE NOTE: THIS IS A "GENERAL INTEREST" MEDIA RELEASE ONLY, AND HAS NOT BEEN RELEASED TO STOCK EXCHANGES.

If you do not receive 2 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.


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The court process for a declaratory judgement requires submissions on both points of view to be presented to the Court. FCF will present its case to the Court based on the legal advice it has received. It has, however, also applied for an order appointing an independent Queen's Counsel to assist the Court and represent the interests of FCF's shareholders. This Counsel will present any contrary argument to the Court in response to the submissions made by FCF.

FCF is making the application to ensure that there is clarity for all parties involved as to the resolution to be put to shareholders, well before the Company's shareholders are required to make any decision on a proposal for the sale of forest assets owned by FCF subsidiary companies.



Ends